U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   FORM 12b-25

           NOTIFICATION OF LATE FILING                  SEC FILE NUMBER

                                                        000-29443

                                                        CUSIP NUMBER

                                                        94274G 10 6

(Check One):

[ X ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[   ] Form 10Q and Form 10-QSB  [ ] Form N-SAR

       For the period Ended:                  December 31, 2000
                            ----------------------------------------------------
       [  ] Transition Report on Form 10-K
       [  ] Transition Report on Form 20-F
       [  ] Transition Report on Form 11-K
       [  ] Transition Report on Form 10-Q
       [  ] Transition Report on Form N-SAR
       For the Transition Period Ended:
                                       -----------------------------------------

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

Part I - Registrant Information

       Full Name of Registrant: VIVA GAMING & RESORTS INC.

       Former Name if Applicable:
                                 -----------------------------------------------

       Address of Principal Executive Office (Street and Number)

       1400 - 400 Burrard Street, Vancouver, BC                        V6C 3G2
             City, State and Zip Code

 Part II - Rules 12b-25 (b) and (c)

If the subject of the report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [P. 23,047], the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reason why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                         (Attach Extra Sheets if Needed)

 The registrant is awaiting completion of it's Mexican subsidiaries audit and the time required to incorporate these results into its consolidated financial statements does not enable the the registrant to file in a timely manner.

 Part IV - Other Information

       (1) Name and telephone number of person to contact in regard to this notification

       Robert Sim                        604                      683-7422
       (Name)                         (Area Code)             (Telephone Number)

       (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1034 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                            [ X] YES  [  ] NO

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement included in the subject report or portion
thereof?                                                       [  ] YES  [X ] NO

       If so; attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           VIVA GAMING & RESORTS INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunder duly authorized.

 Date   March 29, 2001                   By /s/ Robert Sim
                                           -------------------------
                                         Name & Title  Robert Sim, President

INSTRUCTION: the form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.